June 2, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention: Gregory Dundas, Esq.

Re:	Green Dot Corporation Registration Statement on Form S-1 Filed February 26, 2010 File No. 333-165081
Ladies and Gentlemen:
     On behalf of Green Dot Corporation (the “Company”), we are transmitting herewith Amendment No. 3 (the “Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-165081) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 13, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.
General:
1.	We note your response to prior comment two and that you performed the tests of significance under Rule 1-02(w) of Regulation S-X utilizing the most recent audited consolidated financial information (i.e. as of December 31, 2009). Tell us the basis for using this timeframe to determine the tests of significance in light of the fact that the Company changed its fiscal year and the transition period was less than nine months. Tell us what consideration the Company gave to utilizing the most recently completed audited fiscal year prior to the change (i.e. July 31. 2009) addressing the results of the significance tests if this date were used.

Securities and Exchange Commission
June 2, 2010

     The Company did not include acquired company or pro forma financial statements in its Registration Statement for two reasons.
     First, the threshold inquiry for the Company was whether the acquisition should be considered probable. This was not a typical acquisition where regulatory approval might be viewed as being perfunctory. Under existing laws and regulations, banking acquisitions receive significant substantive review, not just routine paperwork processing. The Company has never been a bank holding company, never had a banking subsidiary and never conducted a banking business, and the existing officers of the Company have not been involved in the banking industry. The Company is seeking to become a bank holding company through the acquisition and intends to conduct certain activities related to prepaid debit cards that are different from the activities typically conducted by bank holding companies and thus different from the activities usually involved in applications submitted to the Federal and state regulators currently reviewing the Company’s applications for approval of the acquisition. Because of the unusual policy issues raised by this acquisition, the Company’s applications are “high profile,” and in the current political environment financial services businesses generally are receiving intense scrutiny. In addition, banking regulators are given substantial discretionary authority. These regulators have now been studying the acquisition for three months without reaching a favorable conclusion. One group of regulators just completed a two-week onsite review of the Company, but there are, as of yet, not even preliminary findings from that review. Thus, there is no certainty that this acquisition will be approved. For these reasons, the Company, while disclosing its potential acquisition in the Registration Statement, has been very careful to caveat the risks to its being concluded (see, for example, pages 19 (top), 74 (bottom) and 85 of the Registration Statement). Also, for these reasons, the Company concluded that the acquisition was not yet probable within the meaning of that term in Rule 3-05 of Regulation S-X.
     Second, even if the Staff were to take a different view of the probability of the acquisition, Regulation S-X would not require acquired company or pro forma financial statements in the Company’s Registration Statement. Rule 3-05(b)(4)(i) of Regulation S-X makes clear that acquired company (and therefore pro forma) financial statements are required in a Registration Statement for a probable or recently completed acquisition only if one or more of the significance tests calculated under Rule 3-05(b)(2) exceeds 50%. Regardless of whether the Company uses its financial statements for its fiscal year ended July 31, 2009 or for its transition period ended December 31, 2009, the significance tests all fall well below 50%.
     Because the Company did not consider the acquisition to be probable on February 26, 2010 when the Company initially filed its registration statement, it did not need to consider the results of the significance calculations at that time. By the time the Company was preparing its April 26, 2010 response letter to the Staff’s question about acquired company and pro forma financial statements, it had available its audited December 31, 2009 financial statements. The Company considered them to be its most recent annual financial statements since the balance sheet was as of the end of its most recent fiscal year. When the Company examined the acquisition’s significance to respond to the Staff’s comment, the asset test resulted in a significance level of 18.6%, the investment test resulted in a significance level below 10% and

Securities and Exchange Commission
June 2, 2010

the income test (even though the denominator had only five months of income for the Company) resulted in a significance level below 1%.
     Based on the Staff’s current inquiry, the Company did some further research and now understands that financial statements for a transition period of less than one year, under some circumstances, may not be considered “annual” financial statements. The Company acknowledges the Staff’s implied point, but, as noted above, it results in no different conclusion about required disclosure in the Company’s Registration Statement. The significance tests measured using the Company’s July 31, 2009 financial statements result in relatively low significance levels, the largest of which falls within the 20-30% range but no other level exceeds 20%. Thus, Regulation S-X would require no acquired company or pro forma financial statements in the Registration Statement since no test exceeds the 50% level. The slightly higher level of significance for the asset test that results from using the July 31 rather than the December 31 balance sheet would also not lead to a different conclusion with regard to the textual disclosure about the acquired company in the footnotes of the financial statements based on the Company’s views of this acquisition’s materiality.
     Therefore, the Company continues respectfully to submit to the Staff that the Registration Statement contains all of the information required concerning the merger agreement, the target company and the proposed acquisition that is relevant or material to persons making an investment decision concerning the Company.
Prospectus Summary, page 1
2.	Revise your disclosure regarding your agreement with PayPal, both in the summary and in the Management’s Discussion, to balance your discussion by noting that the amount of business done through PayPal during the stub period has not been significant to this point.
     The Company has revised its disclosure at pages 1, 40, 69 and 77 as requested in comment 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Uncollectible Overdrawn Accounts, page 53
3.	We note your response to prior comment 11 as well as the additional disclosures included within the filing. Given you use actual historical collection rates as a basis for your estimate, please tell us and revise to disclose the following:
•	For reloadable cards where there has been no activity in the most recent thirty day period and the actual collection rate is in the 10% range, quantify the amounts (number of accounts and aggregate amount) and address why the Company waits until the cardholder account has more than ninety days of inactivity before the full amount is written-off;

Securities and Exchange Commission
June 2, 2010

•	Clarify what is meant by the disclosure “more than 90 days of inactivity” when determining the timing of recording a full write-off;

•	Address whether the Company records a reserve of 90% during the initial 30 days of inactivity and records the remaining 10% write-off after ninety days;

•	Tell us whether the payments terms of the amounts owed to card issuing banks for overdrawn accounts coincides with the timing of the company write-offs for accounts that are inactive and overdrawn. In your response, address what party makes the determination as to when an overdrawn account is closed; and

•	Confirm that your accounting for overdrawn accounts where you have determined there to be a 60-70% collection rate is consistent with your accounting where you have determined there to be a 10% collection rate.
     In light of the Staff’s comment and the Company’s discussion with the Staff, the Company has revised its disclosure on page 60 to clarify the methodology of its reserve for uncollectible overdrawn accounts. For the reasons discussed with the Staff on May 18, 2010, the Company has expanded the discussion of its reserve methodology to include an explanation of how reserve factors are developed based on historical recovery rates and how these reserve factors are used to calculate the reserve.
Business, page 60
4.	We note your response to our prior comment 16. Please expand your disclosure to briefly clarify how your cards interoperate with Visa and other networks. For example, do they carry the Visa (or other) logo, and can they be used in all kinds of transactions where a Visa/MasterCard is accepted?
     The Company has added disclosure to pages 1 and 68 in response to comment 4.
Executive Compensation, Page 87
5.	In the last paragraph of the section Historical Compensation Decision Process, on page 88, you indicate that your historic compensation practices may not be “indicative of how (Green Dot) will compensate our named executive officers” in the future. If you have any current plans to revise your compensation policies, or the manner in which the amount of compensation awards are calculated, so that they will be materially different than the amounts and policies presented in this section, revise to discuss those expected changes.
     The Company has revised its disclosure at page 97 as requested in comment 5.
6.	Revise your disclosure to discuss how the award of new shares to replace awards that had expired is consistent with your compensation program.
     The Company has added disclosure on page 103 in response to the Staff’s comment.

Securities and Exchange Commission
June 2, 2010

Principal and Selling Stockholders, page 107
7.	We note your response to our prior comment no 18. Please note that listing shareholders as a group is only appropriate if the aggregate holdings of the group are less than 1% of the class prior to the offering. Please refer to Compliance and Disclosure Interpretations 240.01.
     The Company acknowledges the Staff’s comment.
     Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233.
     Thank you for your assistance.
Very truly yours,
/s/ William L. Hughes
William L. Hughes

cc:	John C. Ricci, Esq.
John L. Keatley
Green Dot Corporation

William V. Fogg, Esq.
Daniel O’Shea, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Laird H. Simons III, Esq.
James D. Evans, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041